                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement Under
                       Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                              (Amendment No._____)*

                              CASTLE & COOKE, INC.
                       (Name of Subject Company (issuer))

                   CASTLE ACQUISITION COMPANY, INC. - Offeror
                CASTLE & COOKE HOLDINGS, INC. - Parent of Offeror
              FLEXI-VAN LEASING, INC. - Indirect Parent of Offeror
         DAVID H. MURDOCK - Sole Shareholder of Flexi-Van Leasing, Inc.
 (Name of Filing Persons (identifying status as offeror, issuer or other person)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                 Roberta Wieman
                            10900 Wilshire Boulevard
                          Los Angeles, California 90024
                            Telephone: (310) 208-6055
            (Name, address and telephone numbers of person authorized
       to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth Floor
                        Costa Mesa, California 92626-1924
                            Telephone: (714) 668-6200

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
       Transaction valuation*                    Amount of filing fee
---------------------------------------- ---------------------------------------
---------------------------------------- ---------------------------------------
         $246,608,459.50                             $49,321.70
---------------------------------------- ---------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,330,187 shares of common stock, having no par value, at a price per share of $18.50 in cash. Such number of shares represents all of the Shares outstanding as of May 19, 2000, MINUS the shares already beneficially owned by Offeror and its affiliates, PLUS the number of options outstanding on May 19, 2000 that according to the Agreement and Plan of Merger, dated May 19, 2000, must be accelerated, MINUS the options already owned by David H. Murdock that according to the Agreement and Plan of Merger, dated
May 19, 2000, will be cancelled.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________________
Form or Registration No.:______________________

Filing Party:_________________________________
Date Filed:__________________________________

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|X|      going-private transaction subject to Rule 13e-3.
|X|      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           David H. Murdock
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                           /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,616,977
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,616,977
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,616,977
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           27.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Flexi-Van Leasing Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,501,310
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,501,310
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,501,310
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           26.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle Acquisition Company, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Hawaii
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           O.O%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle & Cooke Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

         This Tender Offer Statement on Schedule TO is filed by Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX"), which is 100% owned by David H. Murdock ("DHM"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at a purchase price of $18.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of the Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 4,5,7,9,11 & 13 of the Schedule TO.

Item 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The financial statements of Castle & Cooke, Inc. are incorporated herein by reference to their Form 10-K for the year ending December 31, 1999.

         The financial statements of the Offeror are not available because it has no assets and has conducted no operations to date.

Item 12.  EXHIBITS

99(a)(1)                   Offer to Purchase dated May 31, 2000

99(a)(2)                   Form of Letter of Transmittal

99(a)(3)                   Form of Notice of Guaranteed Delivery

99(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99(a)(5)                   Form of Letter to Our Clients

99(a)(6)                   Form of Summary Advertisement dated June 1, 2000

99(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99(a)(8) Text of press release issued by the Company dated March 29, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on March 30, 2000)

99(a)(9) Text of press release issued by FLX dated March 29, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on March 30, 2000)

99(a)(10)                  Text of press release issued by the Company dated
                           April 12, 2000

99(a)(11)                  Text of press release issued by the Company dated May
                           16, 2000 (incorporated by reference to the Schedule
                           TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on May 16, 2000)

99(a)(12)                  Text of press release issued by the FLX dated May 15,
                           2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on May 16, 2000)

99(a)(13)                  Test of press release issued by the Company dated
                           May 22, 2000 (incorporated by reference to the Schedule 14d-9 filed by the Company with the Securities and Exchange Commission on May 22, 2000)

99(a)(14)                  Text of press release issued by FLX dated
                           May 22, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and
                           DHM with the Securities and Exchange Commission on May 22, 2000)

99(a)(15)                  Text of letter from David H. Murdock to the
                           Shareholders dated May 31, 2000

99(b)(1) Permanent Financing Agreement (to be filed at a later date as an amendment to this Schedule TO)

99(b)(2) Bridge Loan Financing Agreement (to be filed at a later date as an amendment to this Schedule TO)

99(c)(1) Fairness Opinion of Bear, Stearns & Co., Inc. (filed as Exhibit A to Offer to Purchase)

99(c)(2) Presentation of Bear, Stearns & Co., Inc. dated May 19, 2000 (a Confidential Treatment Request has been filed with the SEC with respect to Appendix C of this Exhibit)

99(c)(3) Limited Appraisal Report from the Hallstrom Group regarding Company property on Lana'i and certain property on Oahu (filed as Appendix D to Exhibit 99(c)(2))

99(c)(4)                   Presentation of Deutsche Bank Securities Inc. dated
                           May 4, 2000

99(d)(1) Agreement and Plan of Merger dated May 19, 2000, among Purchaser, Parent, FLX and the Company (filed as Exhibit B to Offer to Purchase)

99(d)(2) Confidentiality Agreement dated March 29, 2000, between the Company and FLX

99(d)(3)                   Indemnification Agreement dated April 11, 2000

99(e)                      Not applicable

99(f) Section 415-81 of the Hawaii Business Corporation Act (filed as Schedule II to Offer to Purchase)

99(g)                      Not applicable

99(h)                      Not applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2000


                           CASTLE ACQUISITION CORPORATION, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           CASTLE & COOKE HOLDINGS, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           FLEXI-VAN LEASING, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board & CEO
                                        ----------------------------------------

                           DAVID H. MURDOCK

                           /s/ DAVID H. MURDOCK
                           ------------------------------

                                  EXHIBIT INDEX
99(a)(1)                   Offer to Purchase dated May 31, 2000

99(a)(2)                   Form of Letter of Transmittal

99(a)(3)                   Form of Notice of Guaranteed Delivery

99(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99(a)(5)                   Form of Letter to Our Clients

99(a)(6)                   Form of Summary Advertisement dated June 1, 2000

99(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99(a)(8) Text of press release issued by the Company dated March 29, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on March 30, 2000)

99(a)(9) Text of press release issued by FLX dated March 29, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on March 30, 2000)

99(a)(10)                  Text of press release issued by the Company dated
                           April 12, 2000

99(a)(11)                  Text of press release issued by the Company dated May
                           16, 2000 (incorporated by reference to the Schedule
                           TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on May 16, 2000)

99(a)(12)                  Text of press release issued by the FLX dated May 15,
                           2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and DHM with the Securities and Exchange Commission on May 16, 2000)

99(a)(13)                  Test of press release issued by the Company dated
                           May 22, 2000 (incorporated by reference to the Schedule 14d-9 filed by the Company with the Securities and Exchange Commission on May 22, 2000)

99(a)(14)                  Text of press release issued by FLX dated
                           May 22, 2000 (incorporated by reference to the Schedule TO filed by Purchaser, Parent, FLX and
                           DHM with the Securities and Exchange Commission on May 22, 2000)

99(a)(15)                  Text of letter from David H. Murdock to the
                           Shareholders dated May 31, 2000

99(b)(1) Permanent Financing Agreement (to be filed at a later date as an amendment to this Schedule TO)

99(b)(2) Bridge Loan Financing Agreement (to be filed at a later date as an amendment to this Schedule TO)

99(c)(1) Fairness Opinion of Bear, Stearns & Co., Inc. (filed as Exhibit A to Offer to Purchase)

99(c)(2) Presentation of Bear, Stearns & Co., Inc. dated May 19, 2000 (a Confidential Treatment Request has been filed with the SEC with respect to Appendix C of this Exhibit)

99(c)(3) Limited Appraisal Report from the Hallstrom Group regarding Company property on Lana'i and certain property on Oahu (filed as Appendix D to Exhibit 99(c)(2))

99(c)(4)                   Presentation of Deutsche Bank Securities Inc. dated
                           May 4, 2000

99(d)(1) Agreement and Plan of Merger dated May 19, 2000, among Purchaser, Parent, FLX and the Company (filed as Exhibit B to Offer to Purchase)

99(d)(2) Confidentiality Agreement dated March 29, 2000, between the Company and FLX

99(d)(3)                   Indemnification Agreement dated April 11, 2000

99(e)                      Not applicable

99(f) Section 415-81 of the Hawaii Business Corporation Act (filed as Schedule II to Offer to Purchase)

99(g)                      Not applicable

99(h)                      Not applicable